

May 8, 2018

<u>Via E-Mail</u>
An Moonen
TiGenix NV
Romeinse straat 12, box 2 3001
Leuven, Belgium

> **Re:** **TiGenix NV**
> **Schedule 14D-9**
> **Filed April 30, 2018**
> **File No. 005-89730**

Dear Ms. Moonen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Identity and Background of Filing Person</u>

<u>(b) Tender Offer, page 1</u>

1. Please revise your disclosure to state how each Subsequent Offering Period, other than the Second Acceptance Period, will be announced.

2. Please revise to include the definition of "Material Adverse Effect."

<u>Item 4. The Solicitation or Recommendation</u>

<u>(c) Intent to Tender, page 27</u>

3. To the extent known by you, after making reasonable inquiry, please state whether Wilfried Dalemans or Marie Paule Richard currently intends to tender, sell or hold the

subject securities that are held of record or beneficially owned by each of them. Refer to Item 1012(c) of Regulation M-A.

(d) Opinion of Company's Financial Advisor, page 29

4. We note your disclosure on page 35 that Cowen has served as a joint book-running managing underwriter to you and has received fees for the rendering of such services. Please revise the disclosure to provide a quantitative description of the fees paid to Cowen for such services.

Item 8. Additional Information

(c) Annual and Current Reports, page 38

5. Disclosure on page 38 states that "[f]or additional information regarding the business and financial results of the Company, please see the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 16, 2018, which is incorporated by reference herein." Information may be incorporated by reference into the Schedule 14D-9 only if such information is included as an exhibit to Schedule 14D-9. See General Instruction D. Accordingly, please revise the exhibit list.

(d) Certain Projected Financial Information, page 38

6. Disclosure on page 40 states "[n]either the Company nor any of its affiliates or representatives assumes any responsibility to the holders of Securities for the accuracy of this information." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Daniel Brass
        Davis Polk & Wardwell LLP